UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Gogo Inc.

File No. 333-178727 - CF#28153
_____

Gogo Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 23, 2011, as amended.

Based on representations by Gogo Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1.1	through March 21, 2022
Exhibit 10.1.2	through March 21, 2022
Exhibit 10.1.3	through May 9, 2023
Exhibit 10.1.4	through May 24, 2023
Exhibit 10.1.5	through May 24, 2023
Exhibit 10.1.6	through May 24, 2023
Exhibit 10.1.7	through August 31, 2013
Exhibit 10.1.8	through January 1, 2016
Exhibit 10.1.9	through August 31, 2013
Exhibit 10.1.10	through August 31, 2013
Exhibit 10.1.11	through August 31, 2013
Exhibit 10.1.12	through August 31, 2013
Exhibit 10.1.14	through August 1, 2014
Exhibit 10.1.15	through August 1, 2014
Exhibit 10.1.16	through August 1, 2014
Exhibit 10.1.17	through July 2, 2018
Exhibit 10.1.18	through July 2, 2018
Exhibit 10.1.19	through March 21, 2017
Exhibit 10.1.20	through March 21, 2017
Exhibit 10.1.21	through March 21, 2017
Exhibit 10.1.22	through March 21, 2017
Exhibit 10.1.23	through March 21, 2017
Exhibit 10.1.24	through May 24, 2023
Exhibit 10.1.25	through January 31, 2019

Exhibit 10.1.27   through October 14, 2018
Exhibit 10.1.28   through October 14, 2018
Exhibit 10.1.29   through September 14, 2018
Exhibit 10.1.30   through October 14, 2018
Exhibit 10.1.31   through November 30, 2018
Exhibit 10.1.32   through January 9, 2019
Exhibit 10.1.33   through January 9, 2019
Exhibit 10.1.34   through January 9, 2019
Exhibit 10.1.35   through November 30, 2017
Exhibit 10.1.37   through November 30, 2017
Exhibit 10.1.38   through November 30, 2017
Exhibit 10.1.39   through November 30, 2017
Exhibit 10.1.40   through April 20, 2015
Exhibit 10.1.41   through December 20, 2014
Exhibit 10.1.43   through December 20, 2014
Exhibit 10.1.44   through December 20, 2014
Exhibit 10.9.2   through June 21, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

               Elizabeth M. Murphy
               Secretary